

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2024

J. Paul Rollinson
Chief Executive Officer
Compania Minera Mantos de Oro
Kinross Gold Corporation
25 York Street, 17th Floor
Toronto,Ontario, Canada M5J 2V5

   Re: Compania Minera Mantos de Oro
     Registration Statement on Form S-4
     Filed March 12, 2024
     File No. 333-277848

Dear J. Paul Rollinson:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Cheryl Brown at 202-551-3905 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Energy & Transportation

cc: Robert G. DeLaMater, Esq.